SUPPLEMENT TO PROSPECTUS SUPPLEMENT DATED DECEMBER 6, 2007
(To the prospectus dated November 1, 2005)

3,000,000 Shares

The Empire District Electric Company

Common Stock

The following information supplements the information contained in the Prospectus Supplement dated December 6, 2007:

During reassembly of the Asbury generator on the night of December 7, 2007, the unit failed inspection.  After investigation and consultation with the contractor and a representative of the manufacturer on December 9, 2007, it was determined that corrective action would be necessary.  This additional work will likely require the unit to remain on outage an additional 60 days.  This extended outage will require us to replace the energy that would have been generated by Asbury during this 60-day period with energy generated at our gas plants or by buying purchased power.  We estimate this will increase our expenses by approximately $8-10 million during that period, which would result in an approximately $4-5.5 million decrease in net income during the same period.  This would also have a corresponding reduction of $4-5.5 million in our retained earnings, which is generally the amount available to pay out dividends on our common stock.  Our retained earnings as of October 31, 2007 (after giving effect to the accrual for the December 15, 2007 dividend) was approximately $15.6 million.  We are exploring alternatives to minimize the short-term impact of these expenses on our retained earnings.  We do not expect this short-term issue to affect our long-term plans of building rate-based infrastructure to serve our customers or our long-term dividend policy or practice.

Sole-Book Running Lead Manager
UBS Investment Bank

Wachovia Securities	Stifel Nicolaus

The date of this supplement to the prospectus supplement is December 10, 2007